April 9, 2020

Charles Strongo
Chief Executive Officer and Chairman
Global Wholehealth Partners Corporation
2227 Avenida Oliva
San Clemente, California 92673

       Re: Global Wholehealth Partners Corporation
           Amendment No. 3 to Registration Statement on Form 10-12G Filed April 2, 2020
           File No. 000-56035

Dear Mr. Strongo:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences
cc:    Trisha Bollman